CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

Square Shooter Incorporated
(the Corporation)

I the undersigned, C. Anthony Ferracone (President/Secretary/Director) of the corporation do hereby certify:

The Board of Directors at a special meeting of the board of Directors duly convened and held on the 4th day of June 2002, adopted a resolution to amend the original articles as follows:

The 50,000,000 authorized shares shall be allocated as follows:

45,000,000 common shares
5,000,000 preferred shares

The signatory certifies and affirms that the said change and amendment has been consented to and approved by a majority vote of the shareholders holding at lease a majority of each class of stock outstanding and entitled to vote thereon.

C. Anthony Ferracone
President/Secretary/Director